CUSIP No. 78402P104	SCHEDULE 13D	Page 1 of 14 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

SCPIE HOLDINGS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

78402P 10 4

(CUSIP Number)

Mr. Joseph Stilwell

26 Broadway, 23rd Floor

New York, New York 10004

Telephone: (212) 269-5800

with a copy to:

Spencer L. Schneider, Esq.

70 Lafayette Street

New York, New York 10013

Telephone: (212) 233-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78402P104	SCHEDULE 13D	Page 2 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 858,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 858,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.97%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78402P104	SCHEDULE 13D	Page 3 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 858,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 858,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.97%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 78402P104	SCHEDULE 13D	Page 4 of 14 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 858,600
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 858,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.97%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78402P104	SCHEDULE 13D	Page 5 of 14 Pages

Item 1.  Security and Issuer

This is the seventh amendment ("Sixth Amendment") to the original Schedule 13D filed on January 19, 2006 (the "Original Schedule 13D"), and amended on January 26, 2006 (the "First Amendment"), on February 8, 2006 (the "Second Amendment"), on May 22, 2006 (the "Third Amendment"), on August 4, 2006 (the "Fourth Amendment"), on October 10, 2006 (the "Fifth Amendment"), and on December 14, 2006 (the "Sixth Amendment"). This Seventh Amendment is filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III; and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively referred to as the "Group."

This statement relates to the common stock ("Common Stock") of SCPIE Holdings Inc. ("Issuer"). The address of the principal executive offices of Issuer is 1888 Century Park East, Los Angeles, California 90067. The joint filing agreement of the members of the Group is attached to the Original Schedule 13D as Exhibit 1.

Item 2.  Identity and Background

(a)-(c)  This statement is filed by Joseph Stilwell with respect to the shares of Common Stock held in the name of Stilwell Value Partners III in Mr. Stilwell’s capacity as the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III.

The business address of Stilwell Value Partners III, Stilwell Value LLC and Mr. Stilwell is 26 Broadway, 23rd Floor, New York, New York 10004.

The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III is a private investment partnership engaged in the purchase and sale of securities for its own account. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III and other related entities.

(d)  During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  Mr. Stilwell is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The amount of funds expended by Stilwell Value Partners III to acquire the 11,200 shares of Common Stock acquired by the Group since the date of the Sixth Amendment is $290,954.00. Such funds were provided from Stilwell Value Partners III's working capital.

CUSIP No. 78402P104	SCHEDULE 13D	Page 6 of 14 Pages

Item 4.  Purpose of Transaction

The Group is filing this Seventh Amendment to report that Joseph Stilwell has resigned from the Issuer’s board and believes the board approved an inferior offer for the company. Further, the Group believes the board has breached its Settlement Agreement, dated December 14, 2006 (the "SCPIE Settlement Agreement"). The Group intends to oppose the announced transaction when shareholder approval is sought.

The Group’s purpose in acquiring shares of Common Stock is to profit from their appreciation through the assertion of shareholder rights. To the extent that such conduct is not inconsistent with applicable laws or regulations, the Group may assert shareholder rights in the future with the intent to influence the policies of the Issuer. The Group does not believe the value of the Issuer’s assets is adequately reflected in the Common Stock’s current market price.

On January 17, 2006, the Group gave advance notice of its intent to nominate three individuals to the Issuer’s board and requested the Issuer’s shareholder list. The Issuer failed to provide it, the Group sued and shortly after a court conference was scheduled, the Issuer agreed to comply with the Group’s request. The Group solicited proxies to elect its three nominees as directors at the Issuer's 2006 annual meeting of stockholders. At the Issuer’s annual meeting on June 22, 2006, the Issuer’s nominees were elected.

On December 14, 2006, the Issuer and members of the Group entered into the SCPIE Settlement Agreement whereby, among other things, the Issuer agreed to appoint Mr. Stilwell as a director of the Issuer effective January 15, 2007, to replace Donald P. Newell, who resigned from the Issuer's board as of the same date. The Issuer also agreed to nominate Mr. Stilwell at the 2007 annual meeting of stockholders for election to a three-year term on its board. In exchange, the Group agreed, among other things, to support the Issuer's slate of directors at the Issuer's annual stockholders meeting to be held in 2007, as well as those in 2008 and 2009 unless the SCPIE Settlement Agreement is terminated. Mr. Stilwell was appointed to the Issuer's Strategic Planning Committee effective January 15, 2007. A copy of the SCPIE Settlement Agreement is attached to the Sixth Amendment as Exhibit 11.

On October 16, 2007, Joseph Stilwell resigned from the Issuer’s board. A copy of the resignation letter is attached to this Seventh Amendment as Exhibit 12.

On May 1, 2000, certain members or affiliates of the Group (the “Stilwell SPN Group”) filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. (“SPN”). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

On July 7, 2000, certain members or affiliates of the Group (the “Stilwell CMRN Group”) filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation (“Cameron”). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron

CUSIP No. 78402P104	SCHEDULE 13D	Page 7 of 14 Pages

invite the Stilwell CMRN Group’s representatives to join the Board, writing to other Cameron shareholders to express their dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

On January 4, 2001, certain members or affiliates of the Group (the “Stilwell CFIC Group”) filed a Schedule 13D in connection with the common stock of Community Financial Corp. (“CFIC”). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. The Stilwell CFIC Group then announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group’s proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, announced that it would not seek representation on the Board or solicit proxies for use at the annual meeting.

On February 23, 2001, certain members or affiliates of the Group (the “Stilwell MONT Group”) filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation (“Montgomery”). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believed the value of Montgomery’s assets exceeded its current market price. On April 20, 2001, members of the Stilwell MONT Group met with Montgomery’s management, suggested to management that it should maximize shareholder value by selling the institution and notified management that it would run an alternate slate of directors at the 2001 annual meeting unless Montgomery entered into a transaction. Eleven days after the Schedule 13D was filed, Montgomery’s Board amended its bylaws to require that nominees to its Board must: (a) reside locally, (b) have a loan or deposit relationship with Montgomery’s subsidiary bank for at least twelve months prior to nomination, (c) have served as a member of a local civic or community organization for at least twelve months during the five years prior to the nomination to the Board, and (d) own 100 shares of Montgomery’s stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors at the 2001 annual meeting. On June 5, 2001, Montgomery announced that it had hired an investment banking firm, to “help evaluate available alternatives to improve financial performance and maximize shareholder value. . . . [including] a potential acquisition or merger.” On June 13, 2001, the Stilwell MONT Group timely noticed its intention to nominate to Montgomery’s Board two persons who qualified under the amended bylaws. On July 24, 2001, Montgomery announced that it signed a definitive agreement with Union Community Bancorp (“Union”) providing for the merger of Montgomery into Union.

On June 14, 2001, certain members or affiliates of the Group (the “Stilwell HCBB Group”) filed a Schedule 13D in connection with the common stock of HCB Bancshares, Inc. (“HCBB”). On or about September 4, 2001, the Stilwell HCBB Group reported that it had entered into a standstill agreement with HCBB whereby, among other things, HCBB would appoint a director selected by the Stilwell HCBB Group. HCBB also agreed to consider conducting a Dutch tender auction. Additionally, HCBB agreed to adopt annual financial targets. HCBB also agreed that if it

CUSIP No. 78402P104	SCHEDULE 13D	Page 8 of 14 Pages

did not achieve the financial targets, it would retain an investment banking firm to help it to explore available alternatives to maximizing shareholder value. On October 22, 2001, the Stilwell HCBB Group reported that HCBB had named its nominee, John G. Rich, Esq., as a director. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Subsequent to the standstill agreement, HCBB announced and completed a number of 5% share repurchase programs, and, between the filing of the Stilwell HCBB Group’s Schedule 13D and up until August 31, 2003, HCBB’s outstanding share count decreased by 33%. HCBB did not achieve the financial target enumerated in the standstill agreement for the fiscal year ended June 30, 2003. Pursuant to the terms of the standstill agreement, on August 12, 2003, HCBB announced that it retained Gerrish & McCreary PC (a regional investment banking firm) to assist HCBB in exploring available alternatives for maximizing shareholder value, including a sale of HCBB. On January 14, 2004, HCBB announced that it had agreed to be acquired by Rock Bancshares Inc., and having accomplished its objective of maximizing shareholder value, the Stilwell HCBB Group disposed of its shares of HCBB on the open market.

On December 15, 2000, certain members or affiliates of the Group (the “Stilwell OTFC Group”) filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. (“OTFC”). In January 2001, members of the Stilwell OTFC Group met with the management of OTFC to discuss its concerns that management was not maximizing shareholder value and it proposed that OTFC voluntarily place its nominees on the Board. OTFC rejected the Stilwell OTFC Group’s proposal, and the Stilwell OTFC Group immediately announced its intention to solicit proxies to elect a Board nominee. OTFC refused to produce its complete shareholder list to the Stilwell OTFC Group and it sued OTFC in Baker County, Oregon. The court ultimately ordered OTFC to produce the complete list and to pay $10,000 in attorneys’ fees to the Stilwell OTFC Group. The Stilwell OTFC Group also initiated lawsuits against two OTFC directors alleging that one director had allegedly violated OTFC’s residency requirement and that the other director had allegedly committed perjury while testifying about his co-director in the first suit. Both suits were dismissed pre-trial but the Stilwell OTFC Group filed an appeal in one suit and was permitted to re-file the other suit in state court. On or about August 16, 2001, the Stilwell OTFC Group began to solicit proxies from shareholders to elect Kevin D. Padrick, Esq. to the Board of OTFC. On September 12, 2001, OTFC filed suit against the Manhattan-based Stilwell OTFC Group in Portland, Oregon’s federal district court and moved to invalidate the Stilwell OTFC Group’s proxies, but the court denied the motion and the election proceeded. During the election, OTFC announced the hiring of an investment banking firm. The Stilwell OTFC Group argued in its proxy materials that OTFC should have used its excess capital to repurchase its shares at prices below book value. In the five months after the filing of the Stilwell OTFC Group’s first proxy statement (i.e., from August 1, 2001 though December 31, 2001), OTFC repurchased approximately 15% of its shares.

On October 12, 2001, at OTFC’s Annual Meeting, OTFC’s shareholders elected the Stilwell OTFC Group’s candidate to the Board by a 2-1 margin. On March 12, 2002, OTFC and members of the Stilwell OTFC Group entered into a standstill agreement pursuant to which, among other things, OTFC agreed to achieve annual targets for its return on equity, to reduce its current capital ratio, to obtain advice from its investment banker regarding annual 10% stock repurchases, to re-elect the Stilwell OTFC Group’s director to the Board at the end of his current term, to maintain a seat for the Stilwell OTFC Group’s director, or a replacement director, for five years, to reimburse a portion of the Stilwell OTFC Group’s expenses incurred in the proxy contest, and to withdraw, with prejudice, the pending lawsuit against members of the Stilwell OTFC Group. In exchange,

CUSIP No. 78402P104	SCHEDULE 13D	Page 9 of 14 Pages

members of the Stilwell OTFC Group agreed, among other things, to refrain from seeking additional seats on OTFC’s Board and to support OTFC. On or about February 24, 2003, OTFC and FirstBank NW Corp. (“FBNW”) announced the signing of a definitive agreement whereby OTFC and FBNW would be merged, and the Stilwell OTFC Group subsequently announced that, having accomplished its objective of maximizing shareholder value, it had disposed of substantially all of its shares on the open market.

On November 25, 2002, certain members or affiliates of the Group (the "Stilwell ACAP Group") filed a Schedule 13D in connection with the common stock of American Physicians Capital, Inc. ("ACAP"). The Schedule 13D reported that on January 18, 2002, the Michigan Insurance Department had approved the Stilwell ACAP Group’s petition for permission to solicit proxies to elect two directors to ACAP’s board of directors. On January 29, 2002, the Stilwell ACAP Group noticed its intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, the Stilwell ACAP Group entered into a three-year standstill agreement with ACAP, providing for, among other things, ACAP to add the Stilwell ACAP Group’s nominee, Spencer L. Schneider, Esq., to its board. Additionally, ACAP agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares. Such repurchases were highly accretive to per-share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore its options to maximize shareholder value. Subsequently, ACAP announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. Also, on November 6, 2003, ACAP announced that it would exit from the healthcare and workers compensation insurance businesses. On December 2, 2003, ACAP announced that its president and chief executive officer would take early retirement. On December 23, 2003, ACAP named R. Kevin Clinton as its new president and chief executive officer. On June 24, 2004, ACAP announced that after a diligent and thorough review and examination, the board had determined that the best means to maximize shareholder value was to continue to execute ACAP’s business strategy of shedding noncore businesses and to focus on its core business line in its core markets. In August 2004, the Stilwell ACAP Group disclosed that it had increased its stake in ACAP and that it intended to seek additional representation on the board and to exercise its shareholder rights upon the expiration of the standstill agreement. On November 10, 2004, at ACAP’s invitation, Joseph Stilwell joined ACAP’s board and the parties entered into a new standstill agreement providing for Mr. Stilwell and Mr. Schneider to remain on the board through the annual meeting in 2008.

On June 30, 2003, certain members or affiliates of the Group (the “Stilwell FPIC Group”) filed a Schedule 13D in connection with the common stock of FPIC Insurance Group, Inc. (“FPIC”). On August 12, 2003, the Florida Office of Insurance Regulation approved the Stilwell FPIC Group’s application to acquire more than 5% of FPIC’s shares of common stock and to hold board seats and exercise its shareholder rights. On November 10, 2003, pursuant to the Group’s request to FPIC, the Group’s nominee, John G. Rich, Esq., became a director of FPIC. In connection with Mr. Rich’s appointment to the Board, the Issuer and members of the Group entered into a confidentiality agreement.

On March 29, 2004, certain members or affiliates of the Group (the "Stilwell COMB Group") filed a Schedule 13D in connection with the common stock of Community Bancshares, Inc. ("COMB"), and disclosed its belief that the value of COMB's assets was not adequately reflected in its stock price. Members of the Group also stated that it intended to meet with COMB's

CUSIP No. 78402P104	SCHEDULE 13D	Page 10 of 14 Pages

management and evaluate management's progress and that it would likely support management if it effectively addressed COMB's challenges. On November 21, 2005, the Stilwell COMB Group amended its Schedule 13D and stated that although it believed that COMB's management had made good progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, COMB's return on equity was substantially below average, its return on equity would be likely to remain below average for the foreseeable future, and it should therefore be sold. On November 21, 2005, the Stilwell COMB Group disclosed that if COMB did not announce a sale transaction before the time that the Group must begin the proxy solicitation process for the 2006 annual shareholders meeting, the Group would nominate an alternate slate of directors for election at that meeting and solicit proxies to elect them. On January 6, 2006, the Stilwell COMB Group informed COMB of the names of the three persons it intended to nominate at COMB's annual shareholders meeting. On May 1, 2006, COMB announced that it had entered into a definitive agreement to be acquired by The Banc Corporation and the Stilwell COMB Group commenced the process of selling its COMB shares on the open market.

On June 20, 2005, certain members or affiliates of the Group (the "Stilwell PBIP Group") filed a Schedule 13D in connection with the common stock of Prudential Bancorp, Inc. of Pennsylvania ("PBIP"), disclosing their belief that PBIP's board of directors should include shareholders who beneficially own a substantial number of its shares and that the Stilwell PBIP Group would seek a board seat. Approximately 55 percent of the outstanding shares of common stock of PBIP are held by the Prudential Mutual Holding Company (the "MHC"), which is controlled by PBIP's board. Therefore, with regard to most corporate decisions, such as the election of directors, the MHC is able to "outvote" PBIP's public shareholders. However, regulations promulgated by the Federal Deposit Insurance Corporation (the "FDIC") previously barred the MHC from voting on PBIP's stock benefit plans and PBIP's prospectus in connection with its initial public offering in February 2005 indicated that the MHC would not vote on the plans. During the summer of 2005, members of the Stilwell PBIP Group expected that PBIP would be seeking shareholder approval of the stock benefit plans described in its prospectus. But after the Stilwell PBIP Group announced in August 2005 that it would solicit proxies to oppose adoption of the stock benefit plans as a referendum to place Joseph Stilwell on the board, PBIP decided not to seek public shareholder approval of any stock benefit plans at the 2006 annual meeting and only submitted proposals to re-elect incumbent directors and ratify its auditors to a shareholder vote at the meeting. Therefore, in December 2005, members of the Stilwell PBIP Group solicited proxies from other public shareholders to withhold their votes on the election of directors as a referendum. At the February 3, 2006 annual meeting, 71% of PBIP's voting public shares were withheld from voting on the election of directors, according to the final results provided by the independent inspector of elections. On April 6, 2006, PBIP announced that it had received advice from the FDIC that the MHC may vote its shares of common stock in favor of the stock benefit plans and that PBIP planned to hold a special meeting of shareholders to vote on approval of the plans. PBIP was thereafter required by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to seek its approval of PBIP's plans. On April 19, 2006, PBIP announced that it had decided to postpone the special meeting. The Federal Reserve Board subsequently determined to follow the FDIC's position.

On October 4, 2006, a member of the Stilwell PBIP Group sued PBIP, the MHC, and the directors of PBIP and the MHC in the United States District Court, Eastern District of Pennsylvania, seeking an order preventing the MHC, which is controlled by the individuals who will receive significant awards under the stock benefit plans, from voting the MHC's shares in PBIP

CUSIP No. 78402P104	SCHEDULE 13D	Page 11 of 14 Pages

in favor of the plans. On August 15, 2007, the court granted the defendants’ motion to dismiss all but one of the claims asserted in the litigation but declined to dismiss the Stilwell PBIP Group’s cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duty.

On July 27, 2006, certain members or affiliates of the Group (the "Stilwell ROMA Group") filed a Schedule 13D in connection with the common stock of Roma Financial Corp. ("Roma"). Nearly 70% of the outstanding Roma common stock is held by a federal mutual holding company controlled by Roma’s board of directors. In April 2007, the Stilwell ROMA Group engaged in a proxy solicitation with regard to Roma's first annual meeting of stockholders urging Roma's stockholders to withhold their vote from election of management's slate of director nominees. At the meeting held in late April, Roma’s director nominees were elected.

Except as noted in this Seventh Amendment, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 9,575,333, reported as of August 7, 2007, in the Issuer’s Form 10-Q for the quarter ended June 30, 2007.

(A)	Stilwell Value Partners III
(a)	Aggregate number of shares beneficially owned: 858,600

Percentage: 8.97%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote:  858,600

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  858,600

(c)	Stilwell Value Partners III has not purchased any shares of Common Stock in the past 60 days.
(d)

Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B)	Stilwell Value LLC
(a)	Aggregate number of shares beneficially owned: 858,600

Percentage:  8.97%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote:  858,600

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  858,600

CUSIP No. 78402P104	SCHEDULE 13D	Page 12 of 14 Pages

(c)	Stilwell Value LLC has made no purchases of Common Stock.
(d)

Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III.

(C)	Joseph Stilwell
(a)	Aggregate number of shares beneficially owned: 858,600

Percentage:  8.97%

(b)	1. Sole power to vote or to direct vote: 0

2.  Shared power to vote or to direct vote:  858,600

3.  Sole power to dispose or to direct the disposition:  0

4.  Shared power to dispose or to direct disposition:  858,600

(c)	Mr. Stilwell has made no purchases of shares of Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to the Original Schedule 13D and as described below or in Item 4 hereof, there are no contracts, arrangements, understandings or relationships in effect among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Joseph Stilwell, in their capacities, respectively, as general partner of Stilwell Value Partners III and managing and sole member of Stilwell Value LLC, as described in the Original Schedule 13D, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 78402P104	SCHEDULE 13D	Page 13 of 14 Pages

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement*
2	Powers of Attorney, dated January 10, 2006*
3	Notice of Intent to Nominate, dated January 17, 2006*
4	Shareholder List Demand, dated January 17, 2006*
5	Nominee and Stock Option Agreements with Gregory Noonan, dated January 9, 2006*
6	Nominee and Stock Option Agreements with Spencer L. Schneider, dated January 9, 2006*
7	Nominee Agreement with Enrico Sarli, dated January 9, 2006*
8	Complaint filed in Delaware Chancery Court on January 25, 2006**
9	Stipulation and Order filed in Delaware Chancery Court on February 3, 2006***
10	Letter to Elizabeth Murphy, dated August 1, 2006****
11	Settlement Agreement between the Issuer and members of the Group dated December 14, 2006*****
12	Letter from Joseph Stillwell dated October 16, 2007

_____________________________

* Filed with Original Schedule 13D

** Filed with First Amendment

*** Filed with Second Amendment

**** Filed with Fourth Amendment

***** Filed with Sixth Amendment

CUSIP No. 78402P104	SCHEDULE 13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	October 16, 2007

STILWELL VALUE PARTNERS III, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Joseph Stilwell
By:	Joseph Stilwell
Managing and Sole Member

STILWELL VALUE LLC

/s/ Joseph Stilwell
By:	Joseph Stilwell Managing and Sole Member

JOSEPH STILWELL

/s/ Joseph Stilwell
Joseph Stilwell